UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of a copy of monthly return of equity issuer on movements in securities of Huaneng Power International, Inc.(the "Registrant"), submitted by the Registrant on May 3, 2021.

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	30/4/2021

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Huaneng Power International, Inc. (A Sino-foreign joint stock limited company incorporated in the People's Republic of China)
Date Submitted	3 May 2021

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :	902 (Hong Kong Stock Exchange)	Description :	"H" share listed in H.K. “ADR” listed in N.Y.

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		4,700,383,440	1.00	4,700,383,440

Increase/(decrease)		0		0

Balance at close of the month		4,700,383,440	1.00	4,700,383,440

(2) Stock code :	600011 (Shanghai Stock Exchange)	Description :	"A" Shares listed in Shanghai

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		10,997,709,919	1.00	10,997,709,919

Increase/(decrease)		0		0

Balance at close of the month		10,997,709,919	1.00	10,997,709,919

2. Preference Shares

Stock code :	N/A	Description :

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares

Stock code :	N/A	Description :

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	15,698,093,359

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference	No. of other
	(1) ) H Shares	(2) A Shares	shares	classes of shares

Balance at close of preceding month	4,700,383,440	10,997,709,919	N/A	N/A

Increase/ (decrease) during the month	0	0	N/A	N/A

Balance at close of the month	4,700,383,440	10,997,709,919	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1. N/A

( / / )
shares
(Note 1)

2. N/A

( / / )
shares
(Note 1)

3. N/A

( / / )
shares
(Note 1)
		Total A. (Ordinary shares)			N/A
			(Preference shares)		N/A
			(Other class)		N/A
Total funds raised during the month from exercise of options (State currency)			N/A

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

	Total B.		(Ordinary shares)		N/A
			(Preference shares)		N/A
			(Other class)		N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total C. (Ordinary shares)		N/A
			(Preference shares)		N/A
			(Other class)		N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )
shares (Note 1)

2.	N/A

( / / )
shares (Note 1)

3.	N/A

( / / )
shares (Note 1)

	Total D. (Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Other Movements in Issued Share Capital

	Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	Rights issue	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )	N/A	N/A

2.	Open offer	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )	N/A	N/A

3.	Placing	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )	N/A	N/A

4.	Bonus issue			Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )	N/A	N/A

	Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5.	Scrip dividend	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )	N/A	N/A

6.	Repurchase of shares			Class of shares repurchased (Note 1) Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )	N/A	N/A

7.	Redemption of shares			Class of shares redeemed (Note 1) Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )	N/A	N/A

8.	Consideration issue	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )	N/A	N/A

9.	Capital reorganisation			Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )	N/A	N/A

	Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
10.	Other (Please specify)	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )	N/A	N/A

Total E. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): (1)	Nil
(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):	N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):	N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

IV. Confirmations

  Remarks (if any):

As the Company is incorporated in the PRC, the concept of "authorised share capital" is not applicable. The information shown as "authorised share capital" in section I above refers to
"registered share capital" of the Company.

Submitted by:	Huang Chaoquan
Title:	Secretary of the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under rule 13.25A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•	they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please append the prescribed continuation sheet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: May 7, 2021